Via Facsimile and U.S. Mail
Mail Stop 4720

May 15, 2009

Dr. Gioacchino De Chirico
Chief Executive Officer
Immucor, Inc.
3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia 30091-5625

Re: **Immucor, Inc.**
  Form 10-K for Fiscal Year Ended May 31, 2008 Filed July 24, 2008
  Form 10-Q for the Quarterly Period Ended November 30, 2008 Filed
  January 8, 2009
  File No. 000-14820

Dear Dr. De Chirico:

   We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

                    Sincerely,

                    Joel Parker
                    Accounting Branch Chief